Form 40-F
period 2021-12-31
Tricon Residential Inc.
filed 2022-03-02
CIK 1584425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
______________________________________________
FORM 40-F
______________________________________________
☐    Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
Commission File Number: 001-40889
______________________________________________
TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)
______________________________________________

Ontario, Canada	6510	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 St. Thomas Street, Suite 801
Toronto, ON M5S 2B7
Tel: 416-925-7228
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company
1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401
Tel: (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	TCN	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
272,773,225 Common Shares outstanding as of December 31, 2021
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

The Annual Information Form for the year ended December 31, 2021, Management’s Discussion and Analysis for the year ended December 31, 2021 and the consolidated financial statements for the years ended December 31, 2021 and 2020, in each case, of Tricon Residential Inc. (the “Company” or “Tricon”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-260043), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-261526).

FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in current consolidated financial statements of the Company along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this Annual Report, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital; current economic conditions; and the anticipated impact of COVID-19.
This Annual Report may include forward-looking statements pertaining to the following (see “Description of the Business” in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2021):
•Anticipated investment and operating performance (including, in particular: projected returns, timelines, development plans, the rollout of operational initiatives, sales expectations, unrealized investment value, and projected cash flows). These measures are based on Tricon’s own analysis of relevant market conditions and the prospects for its business and investments, and on projected cash flows and project plans for incomplete projects in its Investment Vehicles. Projected cash flows are determined based on detailed quarterly and annual budgets and cash flow projections prepared by developers for all incomplete projects. Numerous factors may cause actual investment performance to differ from current projections, including those factors noted under “Risk Factors” in the AIF.
•Anticipated demand for single-family and multi-family rental properties, apartment suites and homebuilding, and any corresponding effect on occupancy rates and more generally on the Company’s performance. These statements are based on management’s analysis of demographic and employment data and other information that it considers to be relevant indicators of trends in residential real property demand in the markets in which the Company operates. Housing demand is dependent on a number of factors, including macroeconomic factors, many of which are discussed in the AIF under “Risk Factors”. If these or other factors lead to declining demand, occupancy and the pace or pricing of home sales may be negatively impacted, with a corresponding negative impact on the value of the Company’s investments and its financial performance.
•The pace of acquisition and the ongoing availability of single-family rental homes at prices that match the Company’s underwriting model. These statements are based on management’s analysis of market data that it considers to be relevant indicators of trends in home pricing and availability in the markets in which the Company carries on its business. Home prices are dependent on a number of factors, including macroeconomic factors, many of which are discussed in the AIF under “Risk Factors”. If these or other factors lead to increases in home prices above expectations, it may become more difficult for the Company to find rental homes at prices that match its underwriting model.
•The intentions to build portfolios and attract further third-party investment in the Company’s businesses. These statements are based on management’s current intentions in light of its analysis of current market conditions, the growth prospects for the Company’s businesses, and the Company’s understanding of investor interest in the sectors, which are factors outside of the Company’s control. Should market conditions or other factors impact the Company’s ability to build portfolios or its ability to execute on its current strategies, actual results may differ from its current intentions.
Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors, including those noted above, could cause Tricon’s actual results, performance or achievements to be materially different from any results, performance or achievements that may be expressed or implied by forward-looking statements in this Annual Report, including, without limitation, those listed under “Risk Factors” in the AIF.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Annual Report. See “Risk Factors” in the AIF for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.
Although the forward-looking statements contained in this Annual Report are based upon what management currently believes to be reasonable assumptions, there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this Annual Report are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information, to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

INCORPORATED DOCUMENTS
Annual Information Form
The Registrant’s AIF is filed as Exhibit 99.1 to this Annual Report.
Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.
Audited Annual Financial Statements
The Registrant’s consolidated financial statements and the report of our Independent Registered Public Accounting Firm thereon are filed as Exhibit 99.3 to this Annual Report.
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

B. Management's report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
The Company's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.
AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Michael Knowlton is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE’s corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company's website at www.triconresidential.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm (PCAOB ID 271) for the fiscal year ended December 31, 2021. See the section entitled “Audit Committee Information – External Audit Fees” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section entitled “Audit Committee information – Audit Committee Oversight” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
During the year ended December 31, 2021, the Company did not have any commitments or obligations, including contingent obligation, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the its Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is attached hereto as Exhibit 99.2) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company's Audit Committee is comprised of Michael Knowlton, Ira Gluskin, Camille Douglas and Renée Glover, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Company Guide) and are financially literate.

CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company's website at www.triconresidential.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.Undertaking
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.Consent to Service of Process
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Consolidated financial statements for the years ended December 31, 2021 and 2020
99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Tricon Residential Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 1, 2022
TRICON RESIDENTIAL INC.
                             /s/ Gary Berman
By:        ______________________________________
Name: Gary Berman
Title: President and Chief Executive Officer