Form 40-F
period 2022-12-31
Tricon Residential Inc.
filed 2023-03-01
CIK 1584425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
__________________
FORM 40-F
__________________
☐    Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
Commission File Number: 001-40889
__________________
TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)
__________________

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
273,464,780 Common Shares outstanding as of December 31, 2022
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
Emerging growth company ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The Annual Information Form for the year ended December 31, 2022, Management’s Discussion and Analysis for the year ended December 31, 2022 and the consolidated financial statements for the years ended December 31, 2022 and 2021, in each case, of Tricon Residential Inc. (the “Company” or “Tricon”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-260043), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-261526).

2

FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in current consolidated financial statements of the Company along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this Annual Report, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital; current economic conditions, including levels of inflation and the prevailing interest rate environment; and the anticipated impact and aftermath of COVID-19.
This Annual Report may include forward-looking statements pertaining to the following (see “Description of the Business” in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2022):
●Anticipated investment and operating performance (including, in particular: projected returns, timelines, development plans, the rollout of operational initiatives, sales expectations, unrealized investment value, and projected cash flows). These measures are based on Tricon’s own analysis of relevant market conditions and the prospects for its business and investments, and on projected cash flows and project plans for incomplete projects in its Investment Vehicles. Projected cash flows for properties under development are determined based on detailed quarterly and annual budgets and cash flow projections prepared by developers for all incomplete projects. Numerous factors may cause actual investment performance to differ from current projections, including those factors noted under “Risk Factors” in the AIF.
●Anticipated demand for single-family and multi-family rental properties, apartment suites and homebuilding, and any corresponding effect on occupancy rates and more generally on the Company’s performance. These statements are based on management’s analysis of demographic and employment data and other information that it considers to be relevant indicators of trends in residential real property demand in the markets in which the Company operates. Housing demand is dependent on a number of factors, including macroeconomic factors, many of which are discussed in the AIF under “Risk Factors”. If these or other factors lead to declining demand, occupancy and the pace or pricing of home sales may be negatively impacted, with a corresponding negative impact on the value of the Company’s assets and its financial performance.
●The pace of acquisition and the ongoing availability of single-family rental homes at prices that match the Company’s underwriting model. These statements are based on management’s analysis of market data that it considers to be relevant indicators of trends in home pricing and availability in the markets in which the Company carries on its business. Home prices are dependent on a number of factors, including macroeconomic factors, many of which are discussed in the AIF under “Risk Factors”. If these or other factors lead to increases in home prices above expectations, it may become more difficult for the Company to find rental homes at prices that match its underwriting model.
●The intentions to build portfolios and attract further third-party investment in the Company’s businesses. These statements are based on management’s current intentions in light of its analysis of current market conditions, the growth prospects for the Company’s businesses, and the Company’s understanding of investor interest in the sectors, which are factors outside of the Company’s control. Should market conditions or other factors impact the Company’s ability to build portfolios or its ability to execute on its current strategies, actual results may differ from its current intentions.
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

INCORPORATED DOCUMENTS
Annual Information Form
The Company’s AIF is filed as Exhibit 99.1 to this Annual Report.
Management’s Discussion and Analysis
The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.
Audited Annual Financial Statements
The Company’s consolidated financial statements and the report of our Independent Registered Public Accounting Firm thereon are filed as Exhibit 99.3 to this Annual Report.
DISCLOSURE CONTROLS AND PROCEDURES
The information relating to the Company’s disclosure controls and procedures is included under the heading “Accounting estimates and policies, controls and procedures, and risk analysis – Controls and Procedures” in the MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management's Report on Internal Control Over Financial Reporting” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2022, filed as Exhibit 99.3 to this annual report.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s auditor has attested to internal control over financial reporting for the fiscal year ended December 31, 2022. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included under the heading “Accounting estimates and policies, controls and procedures, and risk analysis – Controls and Procedures” in the MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2022. The Code is posted on the Company's website at www.triconresidential.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm (PCAOB ID 271) for the fiscal year ended December 31, 2022. See the section entitled “Audit Committee Information – External Auditor Service Fees” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section entitled “Audit Committee information – Audit Committee Oversight” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
During the year ended December 31, 2022, the Company did not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the its Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which is attached hereto as Exhibit 99.2) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022
99.3	Consolidated financial statements for the years ended December 31, 2022 and 2021
99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (ID: 238)
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Tricon Residential Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: February 28, 2023
TRICON RESIDENTIAL INC.
                             /s/ Gary Berman
By:
Name: Gary Berman
Title: President and Chief Executive Officer