Form 40-F/A
period 2022-12-31
Tricon Residential Inc.
filed 2023-03-02
CIK 1584425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
__________________
AMENDMENT NO. 1
TO
FORM 40-F/A
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

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of Tricon Residential Inc., which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 1, 2023 (the “Original Annual Report”). This Amendment is being filed solely in order to file (i) an amended Exhibit 99.2, Management’s Discussion and Analysis for the year ended December 31, 2022, and (ii) an amended Exhibit 99.3, Consolidated Financial Statements for the years ended December 31, 2022 and 2021. In addition, pursuant to the rules of the Commission, this Amendment also contains (i) new certifications required by required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (ii) new certifications required by 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and (iii) a new consent from the Company’s auditor, PricewaterhouseCoopers LLP.
Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events occurring after the filing of the Original Annual Report. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Annual Information Form for the year ended December 31, 2022
99.2**	Management’s Discussion and Analysis for the year ended December 31, 2022
99.3**	Consolidated financial statements for the years ended December 31, 2022 and 2021
99.4**	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Consent of PricewaterhouseCoopers LLP (ID: 271)
101**	Interactive Data File (formatted as Inline XBRL)
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
________
* Previously filed.
** Filed herewith.

SIGNATURE
Pursuant to the requirements of the Exchange Act, Tricon Residential Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 2, 2023

TRICON RESIDENTIAL INC.

By:        /s/ Gary Berman

Name: Gary Berman
Title: President and Chief Executive Officer