Form 40-F
period 2023-12-31
Tricon Residential Inc.
filed 2024-02-27
CIK 1584425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
__________________
FORM 40-F
__________________
☐    Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
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
273,385,554 Common Shares outstanding as of December 31, 2023
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The Annual Information Form for the year ended December 31, 2023, Management’s Discussion and Analysis for the year ended December 31, 2023 and the consolidated financial statements for the years ended December 31, 2023 and 2022, in each case, of Tricon Residential Inc. (the “Company” or “Tricon”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-261526).

2

FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in current consolidated financial statements of the Company along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this Annual Report, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital; current economic conditions, including levels of inflation and the prevailing interest rate environment; and the anticipated impact and aftermath of the COVID-19 pandemic.
This Annual Report may include forward-looking statements pertaining to the following (see “Description of the Business” in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2023):
●The anticipated benefits of the go-private transaction with Blackstone (the “Go-Private Transaction”) to the Company and its shareholders; shareholder approvals, court approval and required regulatory approvals and other conditions required to complete the Go-Private Transaction; the anticipated timing of the completion of the Go-Private Transaction; future distributions by the Company; and the de-listing of the Company’s common shares from the Toronto Stock Exchange and the New York Stock Exchange and the Company ceasing to be a reporting issuer; and the consequences to the Company and its shareholders if the Go-Private Transaction is not completed. Completion of the Go-Private Transaction remains subject to a number of conditions and there can be no assurance that it will be completed on the proposed terms, or at all, or that its effect on the Company or its shareholders will align with current expectations.

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
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove to be incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Annual Report. See “Risk Factors” in the AIF for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.
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
DISCLOSURE CONTROLS AND PROCEDURES
The information relating to the Company’s disclosure controls and procedures is included under the heading “Accounting estimates and policies, controls and procedures, and risk analysis – Controls and Procedures – Disclosure controls and procedures” in the MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management's Report on Internal Control Over Financial Reporting” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 to this Annual Report.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s auditor has attested to internal control over financial reporting as of December 31, 2023. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included under the heading “Accounting estimates and policies, controls and procedures, and risk analysis – Controls and Procedures - Internal controls and procedures” in the MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company's website at www.triconresidential.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm (PCAOB ID 271) for the fiscal year ended December 31, 2023. See the section entitled “Audit Committee Information – External Auditor Service Fees” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section entitled “Audit Committee information – Audit Committee Oversight” in the Company's Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
During the year ended December 31, 2023, the Company did not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the its Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, which is attached hereto as Exhibit 99.2) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company's Audit Committee is comprised of Michael Knowlton, Ira Gluskin, Camille Douglas and Renée Lewis Glover, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Company Guide) and are financially literate.

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

EXHIBIT INDEX

Exhibit No.	Description
97	Tricon Residential Inc. - NYSE Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Management’s Discussion and Analysis for the year ended December 31, 2023
99.3	Consolidated financial statements for the years ended December 31, 2023 and 2022
99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (ID: 271)
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Exchange Act, Tricon Residential Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: February 27, 2024
TRICON RESIDENTIAL INC.
                             /s/ Gary Berman
By:
Name: Gary Berman
Title: President and Chief Executive Officer